MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) is dated as at February 28, 2011 and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2010.  In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements.  Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers.  In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements.  By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized.  These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.

OVERVIEW

We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures.  Our solutions incorporate magnetic resonance (“MR”) imaging and fluoroscopy into multi-purpose surgical suites for specific medical applications.  Our first product, IMRISneuro, was launched in 2005, which was focused on the neurosurgical market.  In 2009, we expanded our product portfolio by introducing two new systems, IMRISNV and IMRIScardio, which leveraged the core technology of our IMRISneuro solution and fluoroscopy in one integrated suite.

We sell our systems globally to hospitals that deliver clinical services to patients in the neurosurgical, interventional neurovascular and cardiovascular markets.  We believe that the primary market for our current system offerings is comprised of those hospitals having relatively large neurosurgical, neurovascular or cardiovascular practices.

We are committed to investing in research and development and leveraging our competitive strengths, to further broaden our product portfolio and increase market penetration of our products.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Customer Value Proposition

All IMRIS systems are designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

•
Patients:  The patient does not need to be moved for imaging during the course of a surgical or interventional procedure with IMRIS systems. We believe that this saves time and avoids potential safety risks associated with moving the patient.

•
Clinicians:  IMRIS systems are designed to enhance the workflow of the clinical team. High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness. In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal position throughout the procedure. Finally, since the MR system can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient.

Hospitals:  The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, because the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite can be used for other procedures which do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

Product Portfolio

IMRISneuro: provides surgeons with high resolution MR images during neurosurgical procedures.  Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue.  IMRISneuro allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIScardio: provides clinicians with timely and accurate images for visualizing the cardiovascular system before, during and after interventions for the treatment of atrial fibrillation and certain structural heart disorders.  Cardiovascular interventions demand a high level of accuracy in the diagnosis of patients and in the assessment of treatments.  The IMRIScardio suite includes a wide-bore 1.5 Tesla MRI scanner and a single-plane angiography system providing the ability to alternate between imaging modalities and immediately assess treatment.

IMRISNV: sequentially employs MRI and fluoroscopy in an integrated suite that provides interventional clinicians with imaging for the rapid assessment and post procedure evaluation of neurovascular conditions including stroke, where speed of treatment is a major determinant in the success of patient outcomes.  The IMRISNV suite permits the patient to transition quickly and seamlessly between MR imaging and intervention without transporting the patient between modalities.

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions.  The protection of these products, our processes and know-how is integral to our business.  We have patents in place in the United States, Canada and other countries where available to protect our core patent family.  In addition, we have filed a number of additional patent applications that are directed to specific aspects of our technology.  We currently have 37 patents either issued or pending.  As we develop our technologies we will continue to seek patent protection to contribute to our competitive advantage.

Innovation and the creation of high value and novel products is a cornerstone of IMRIS’s development activities.  To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovation that supports our competitive position.  We currently have two new products in development that are designed to extend our MR imaging capabilities to applications in the fields of radiation oncology therapy and MR-guided surgical robotics.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

MR-Guided Radiation Therapy: Our planned solution will permit a high-field MR scanner to move in and out of the radiation therapy room on demand.  This will provide MR imaging to very precisely confirm a tumor’s location prior to treatment and as needed during the treatment session, all without having to move the patient. This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy.

MR-Guided Surgical Robotics: We are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance.  The technology combines detailed real-time MR imaging with the precision of surgical robotics which we believe offers the potential for improved surgical procedures and patient outcomes.

Our Business Model

The purchase and installation of an IMRIS system represents a significant capital project for our customers that can range in price from approximately $4 million to $12 million depending on the product solution, the configuration of the room layout and system options selected.  In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration.  These contracts begin after the typical one year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues.  In addition to our equipment and services, customers may require further capital expenditures for room construction and ancillary operating room equipment.  The sales cycle for our systems is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order.

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our systems typically ranges from five months to 12 months or more depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer.  We invoice customers for a system in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total system price upon delivery of the equipment, completion of installation and final acceptance.  Due to the project nature of our system sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the system is installed.

2010 OVERVIEW

In 2010 we continued to advance our strategies to support the ongoing delivery of strong growth and value creation.  These strategies are centered on growing our Company as a market-leading provider of image-guided therapy solutions and include:

Expansion within our global markets

Product leadership through innovation

Customer service excellence as a competitive differentiator

Value-added products and services for existing customers

Partnerships, joint ventures and strategic acquisitions

Throughout the year, we advanced our expansion activities by focusing our resources on three major target markets – North America, China, Europe and the Middle East.  As a result, revenues increased 62% to $71.8 million and 33% of new system orders during 2010 came from hospitals outside of North America.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

We continued to build capacity and capability into the organization by investing in the customer facing areas of our business including sales and marketing as well as customer support and operations.  Through these efforts our total systems sold increased to 45 at year end, compared with 35 a year earlier and the installed base grew to 32 systems, as our teams were able to deliver more systems resulting in higher backlog conversion in 2010 than in previous years.

Strengthening the product portfolio is an ongoing priority for our Company that saw us invest in leading-edge MR surgical robotics technology during the year and also make significant progress in the advancement of our planned MR guided radiation therapy solution.

While we continue to prudently invest in the business in support on an ongoing strong growth profile, we are very focused on controlling costs and delivering overall growth towards profitability.  Progress against this priority was significant in 2010; while revenues climbed by 62%, at the same time we delivered positive EBITDA of $2.8 million, compared with negative EBITDA of ($5.0) million in 2009.  We also achieved two consecutive quarters of positive earnings in the second half of 2010 – another milestone in our Company’s history.

To position IMRIS for continued strong growth we completed an equity offering in the fourth quarter of 2010 that raised net proceeds of $50.9 million as part of the Company’s initial public offering on the NASDAQ Global Market.  These funds will be used for product research and development activities, sales and marketing expansion and working capital for accelerated product sales and production.

2010 Highlights

The Company delivered strong levels of performance in 2010.  Highlights include:

➢	Record annual sales of $71.8 million a 62% increase from 2009.

➢	Achieved positive annual EBITDA of $2.8 million.

➢	Annual order bookings of $80.0 million.

➢	Loss per share improved to $(0.04) from $(0.33) in 2009, an 82% improvement.

➢	Acquired NeuroArm Surgical Limited, an MR compatible surgical robotics system with the issuance of 1.6 million common shares from treasury.

➢	Agreement with Varian Medical Systems to co-develop advanced new radiation therapy product.

➢	Completion of an initial public offering in the United States of IMRIS common shares on the NASDAQ Global Market which commenced trading on November 19th under the trading symbol IMRS.

➢	Closed an equity financing of IMRIS common shares in the United States and Canada on November 24th for net proceeds of $50.9 million.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

SUMMARY OF SELECTED FINANCIAL INFORMATION

Results of Operations

The following table sets forth selected financial information for the dates and periods indicated.

Selected Financial Information
(Thousands of CDN dollars, except per share amounts)
(Unaudited)

	Year ended
	December 31
	2010	2009	2008

Sales	$71,755	$44,418	$22,952
Gross profit	31,040	19,669	4,608
Gross profit %	43.3%	44.3%	20.1%

Operating expenses	31,765	26,782	23,351
Operating loss	(725)	(7,113)	(18,742)

Net loss	$(1,446)	$(9,165)	$(16,963)

Basic loss per share	$(0.04)	$(0.33)	$(0.62)

Balance Sheet Data

Cash and cash equivalents	60,447	25,981	18,597
Total assets	114,999	65,585	39,849
Customer deposits	6,851	21,051	12,648
Total liabilities	21,871	33,724	18,884
Shareholders' equity	93,128	31,861	20,964

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Revenues

Revenues by sales classification

(Thousands of CDN dollars)	Year ended
	December 31%
	2010	2009	Change

System	$69,646	$42,655	63%
Extended maintenance contracts	2,109	1,763	20%
Total revenues	$71,755	$44,418	62%

System as a percentage of total revenues	97%	96%
Extended maintenance contracts as a percentage of total revenues	3%	4%

Revenues by region

North America	$56,561	$43,299	31%
Europe and Middle East	4,308	2	-
Asia Pacfic	10,886	1,117	875%
	$71,755	$44,418

Revenues increased to $71.8 million from $44.4 million in the prior year, an increase of 62%.  Revenue growth for the year ended December 31, 2010 is the result of higher average revenue per system due to a favorable product mix and an increase in systems deliveries in 2010.

For the year ended December 31, 2010, revenues increased 31% in North America as a result of higher system deliveries and favorable product mix.  Revenues for Europe and the Middle East and Asia Pacific increased for the year ending December 31, 2010 as a result of increased system deliveries in the European Union, Australia, and China compared to the prior year.

Gross Profit

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Gross Profit	$31,040	$19,669	58%
As a percentage of sales	43.3%	44.3%

Gross profit for year ended December 31, 2010 increased by approximately $11.4 million to $31.0 million as compared to the prior year.  The overall increase in gross profit is a result of increased system installations.  Gross profit as a percentage of sales decreased 1.0% from 44.3% to 43.3% compared to the prior year.

The decrease in gross profit percentage was a result of delivery of two lower margin systems, including the Company’s first IMRIScardio system, in the first half of 2010.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Operating Expenses

Operating expenses for the year increased to $31.8 million from $26.8 million in 2009, an increase of approximately $5.0 million or 19%.  Although total operating expenses increased for the year ended December 31, 2010, operating expenses decreased as a percentage of sales by 16% respectively 2009.  The largest percentage increase in operating expenses was primarily related to non-cash amortization costs for robotics patents acquired in 2010, increasing 64% for the year ended December 31, 2010 as compared to the prior year.  Excluding non-cash amortization costs, operating expense increased $3.6 million or 15% over the prior year.  Departmental expenses increased mainly due to additional costs associated with increased staff levels to support the additional sales volume in the periods.

Administrative
	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Administrative	$7,672	$6,706	14%
As a percentage of total revenues	10.7%	15.1%

Administrative expenses for the year ended December 31, 2010 increased $1.0 million over the prior year, but decreased as a percentage of sales by 4.4% to 10.7%.  The increase was driven by higher employee costs ($1.0 million) associated with the creation of our new organization structure including additional staff.  Higher facility costs ($0.2 million) associated with the lease on our headquarters and professional fees ($0.2 million) where offset by lower travel costs ($0.4 million).

Sales and marketing

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Sales and marketing	$9,114	$8,040	13%
As a percentage of total revenues	12.7%	18.1%

Sales and marketing expense for the year ended December 31, 2010 increased by $1.1 million, but decreased 5.4% as a percentage of sales.  The increase in expense was primarily a result of higher commission expense ($0.5 million), severance costs ($0.2 million), an increase in staffing costs ($0.2 million), an increase in marketing expenses ($0.1 million) and a small increase in office expenses ($0.1 million).

Customer support and operations

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Customer support and operations	$5,841	$4,950	18%
As a percentage of total revenues	8.1%	11.1%

For the year ended December 31, 2010, customer support and operations costs increased $0.8 million, but decreased 3% as a percentage of sales compared to the prior year period.  The increase was due to employee and travel related costs of $1.3 million offset by an additional $0.5 million absorbed in cost of goods as compared to the prior year due to the increased volume in system deliveries.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Research and development

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Research and development	$5,602	$4,924	14%
As a percentage of total revenues	7.8%	11.1%

Research and development costs for the year ended December 31, 2010 increased $0.7 million but decreased 3.3% as a percentage of sales.  The increase was due to additional employee related costs of $0.9 million, increased legal fees associated with patents ($0.1 million) and an additional $0.2 million in equipment costs compared to the prior year period.  These increases were partially offset by a $0.5 million reduction in third party research contracts.

Amortization

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Amortization	$3,536	$2,162	64%

The increase in the amortization expense for the year ended December 31, 2010 resulted from the commencement of amortization on the NeuroArm Surgical Limited patents acquired in February 2010 and increased amortization relating to our research and development test facility.

Foreign Exchange

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Foreign exchange loss	$(814)	$(2,025)	-60%

The foreign exchange loss during year ended December 31, 2010 resulted mainly from the sharp appreciation in value of the Canadian dollar compared to the US dollar at the end December 2010 and its corresponding impact on the company’s US denominated assets.  The loss was particularly high in the fourth quarter as the company held a large amount of US dollars at the end of the year from the proceeds of the NASDAQ listing which closed on November 24, 2010.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Interest Income

	Year ended
	December 31%
(Thousands of CDN dollars)	2010	2009	Change

Interest income (expense)	$93	$(27)	n/m

n/m - not meaningful

Interest income for years ended December 31 2010 and 2009 were insignificant as a result of the extremely low yields on short-term money market instruments.

Operating Loss and Net Loss for the Year

The Company’s operating loss for the year ended December 31, 2010 was $0.7 million compared to $7.1 million in the prior year, a 90% improvement.

The net loss for the year decreased from $9.2 million in 2009 to $1.4 million in 2010, an improvement of 84%.  The improvement from the prior year is due primarily to increased sales volume, higher gross profit and lower foreign exchange losses; offset by additional operating expenses to fund the current and planned growth in the business.

EBITDA

We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of EBITDA to GAAP measures).  We define EBITDA as earnings before interest income (expense), foreign exchange gain (loss), income taxes and amortization.

For the year ended December 31, 2010, EBITDA was $2.8 million compared to negative $5.0 million in 2009.  The improvement in EBITDA was primarily due to increased sales volumes and higher gross profit, net of higher operating expenses used to support the growth in the business.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters.

(Thousands of CDN dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(Unaudited)	2010	2010	2010	2010	2009	2009	2009	2009

Sales	$25,167	$17,289	$16,751	$12,548	$19,922	$9,864	$9,828	$4,804
Cost of sales	13,489	9,361	10,402	7,463	10,991	5,402	5,399	2,957
Gross Profit	11,678	7,928	6,349	5,085	8,931	4,462	4,429	1,847
As a percentage of sales	46.4%	45.9%	37.9%	40.5%	44.8%	45.2%	45.1%	38.4%

Operating expenses
Administration	1,821	1,875	2,108	1,868	1,815	1,643	1,774	1,474
Sales and marketing	2,953	1,880	2,526	1,755	2,771	1,601	1,964	1,704
Customer support and operations	1,796	1,467	1,386	1,192	1,507	1,161	1,217	1,065
Research and development	1,500	1,377	1,458	1,267	1,430	1,134	1,283	1,077
Amortization	924	874	888	850	597	539	527	499
	8,994	7,473	8,366	6,932	8,120	6,078	6,765	5,819

Operating income (loss) before the following:	2,684	455	(2,017)	(1,847)	811	(1,616)	(2,336)	(3,972)
Foreign exchange gain (loss)	(1,034)	207	146	(133)	(367)	(1,034)	(961)	337
Interest income (expense)	14	69	6	4	(26)	(6)	1	4
Net income (loss) for the quarter	$1,664	$731	$(1,865)	$(1,976)	$418	$(2,656)	$(3,296)	$(3,631)

Earning (loss) per share
Basic	$0.04	$0.02	$(0.06)	$(0.06)	$0.02	$(0.10)	$(0.12)	$(0.13)
Diluted	$0.04	$0.02	$(0.06)	$(0.06)	$0.01	$(0.10)	$(0.12)	$(0.13)

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history.  Factors that have caused our results to vary are described below.

➢
The general trend has been for strong growth in sales over the quarters as the Company has achieved increased market acceptance.  As a result of the limited number of systems sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

➢
Gross profit has improved significantly with increased sales volumes and higher pricing.  Our initial pricing strategy for our IMRISneuro product was market penetration based.  As product recognition and adoption occurred we increased our pricing to reflect the underlying value of IMRIS systems.  This change has resulted in improved gross profit as a percentage of sales.  The decrease in gross profit percentage in the first two quarters of 2010 is primarily tied to market penetration pricing for the introductions of IMRIScardio and IMRISNV installations in the period.

➢
Net losses have generally decreased from quarter to quarter but have varied depending on the timing of when specific projects are installed and the pricing associated with the respective projects.  The improvements over time reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

➢
Most of our sales to date have been denominated in currencies other than the Canadian dollar which can give rise to foreign exchange gains or losses depending on the change in value of the Canadian dollar versus other currencies in each quarter.  For most of 2008, the relative value of the Canadian dollar versus the US dollar resulted in the recording of foreign exchange gains.  In the last three quarters of 2009 and first quarter of 2010, we incurred foreign exchange losses primarily as a result of changes in the relative values of these two currencies.  In the second and third quarter of 2010, the Canadian dollar weakened compared to other foreign currencies resulting in foreign exchange gains and strengthened at the end of the fourth quarter reversing any gains recorded earlier in the year.

➢
On November 2, 2009 we completed an equity financing with the issuance of 3,215,000 common shares and an additional 482,250 common shares granted as an overallotment option, resulting in net proceeds of $19.3 million.  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

➢
On November 19, 2010, we completed an equity financing with the issuance of 10,500,000 common shares and an additional 600,000 common shares granted as an overallotment option, resulting in net proceeds of $50.9 million.  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

BACKLOG

We use the non-GAAP measure “backlog” to measure aspects of our financial performance (for more information, see “Non-GAAP Financial Measures”).  Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion for the warranty period on our systems (typically one year).  The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our systems which typically are 1 year in length.  Service contract revenue is recognized ratably over the term of the contract.

During the year, we received order bookings of $80.0 million.  The annual orders include 10 new customer system orders, 5 upgrades of existing system orders and 6 new service agreements.  During the year, $71.8 million of backlog was converted into revenues, and the appreciation of the Canadian dollar versus the currency of orders in backlog resulted in a $2.8 million decrease in the value of the backlog.  Net of these items, backlog at December 31, 2010 was $118.2 million.  We continue to convert past order backlog to recognized revenue and we are reasonably confident that we will convert our present order backlog to recognized revenue going forward.

The table below provides the Company’s 2010 quarterly backlog on this segmented basis and its comparable period for each of the last two years as of December 31:

(Thousands of CDN dollars)	December 31, 2008	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010

System orders	$66,384	$87,569	$80,384	$70,083	$92,254	$87,349
Service contracts	11,811	25,167	24,040	23,928	27,741	30,814
Total backlog	$78,195	$112,736	$104,424	$94,011	$119,995	$118,163

To December 31, 2010, we had sold 45 systems, 32 of which are installed and 13 of which are in the delivery phase.  Of the 45 systems sold, 28 are in the United States, 8 are in Canada, 5 systems are in Asia Pacific and 4 systems are in Europe and the Middle East.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

ACQUISITION OF NEUROARM SURGICAL LIMITED

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire all of the common shares of NeuroArm Surgical Limited (“NASL”), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system.  The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited (“MDA”) to create the next generation of the technology.  The transaction closed on February 5, 2010.

The transaction was completed through the issuance of common shares from treasury and included the technology, patents and associated intellectual property.  The acquisition of NASL was determined to be an acquisition of assets and not a business combination, as NASL did not meet the definition of a business.

The Consideration offered to complete the acquisition was 1.6 million shares of the Company with a value of $10.4 million, or $6.50 per share.  Transaction costs to complete the acquisition were $0.2 million which brought the total purchase price to $10.6 million.  The Company has issued 20% of the shares, being 320,000 common shares into escrow for a period of 24 months for any claims that could be made against NASL.

VARIAN CO-DEVELOPMENT AGREEMENT

On October 5, 2010 we announced an agreement with Varian Medical Systems to co-develop an innovative new MR-guided radiation therapy system for use in treating a variety of cancers.  Under the terms of the agreement, the two companies will develop a solution that combines IMRIS’ proprietary MR imaging technology with Varian’s TrueBeamTM system.

IMRIS began development of our MR-guided radiation therapy program in 2008 in collaboration with the University Health Network (UHN) in Toronto, Canada.  The Company installed a 3T MR-simulation suite in 2009 at UHN’s Princess Margaret Hospital in Toronto, a world-renowned cancer research and treatment centre.  Princess Margaret Hospital will complement the development work by Varian and IMRIS by providing the clinical expertise and environment for building and testing the first of these systems.

Following successful completion of the development stage of this project, and subject to necessary regulatory approvals, the companies anticipate co-branding the new MR-guided radiation therapy suite and leveraging Varian’s global presence and leadership position in the fields of radiotherapy and radiosurgery to market the system.

OUTLOOK

Since coming to market with our first product in 2005, we have sold our systems to leading hospitals around the world, expanded our product portfolio and continued to invest to further increase our addressable market.  In 2011, as we advance our business plans, we will continue to leverage our global infrastructure, with particular focus on the following priorities:

Drive Order Bookings – We have structured our company to capture growth from three primary markets -- North America, Europe and the Middle East and China.  The opportunities are large in each of these regions and we have invested and built capacity and capabilities to support an accelerating order bookings profile.  With a strengthening environment for capital spending by hospitals on medical devices anticipated in 2011, and a comprehensive and focused sales approach, we believe we are well positioned to deliver a year of strong order performance.

Accelerate Product Development – Our success in the marketplace rests with our ability to create high value and novel products that address unmet clinical needs. Through a culture of continual innovation, we have introduced products that today are delivering superior image guidance capabilities for neurosurgical, neurovascular and cardiovascular procedures; each representing a very large and underserved market.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

We have a disciplined approach to product development ensuring resources are appropriately focused on projects and programs with the greatest potential to create long term value.  In 2011, in addition to continuing to deepen and strengthen the capabilities of our existing solutions we will accelerate our product development activities in MR guided radiation therapy and MR guided surgical robotics.  Based on the opportunity and progress in the development of these products, in 2010 we earmarked a portion of the funds raised through our equity offering to advance these projects.  Each of these products has the potential to open up sizable new markets for our Company. With funding in place, we will be advancing both projects toward commercialization, moving through the various stages of development, clinical trials, and regulatory approvals.

Invest Prudently in Operations – We are continuing to build our business by investing in our operations at levels appropriate to deliver a strong growth profile from our current market opportunities, while at the same time funding focused research and development that will enable further expansion of our product portfolio in order to address additional market opportunities.  We are committed to maintaining this prudent approach to managed expense increases as we advance our profitability profile.

2011 Financial Outlook

System Orders and Backlog

Because our business involves expensive and complex capital equipment, the sales cycle is typically long and installation can take significant time depending on the unique circumstances of each hospital.  As a result, both the number of systems sold and our financial performance, particularly from quarter to quarter, can vary significantly as timing changes involving only a few systems in a given period can have a meaningful impact on actual results.  For 2011, we are anticipating a strong year of growth in system orders with significant increases from 2010 levels.  A number of factors are expected to contribute to this forecast including an improved capital spending environment in the US healthcare sector, growing recognition of the value IMRIS solutions offer and increased orders from outside the United States as our investments in these markets continue to gain traction.

Based on the strengthening economic and market conditions, we have established an internal goal of sustaining a “book to bill” ratio of 1.5 for the 2011 – 2012 timeframe.  (We define book to bill as the ratio of system orders backlog at the end of a 12 month period divided by the revenues earned in those previous 12 months).  We have established this level of performance as a goal.  It is important to understand that with the quarterly variability inherent in both our order flow and customer installations, actual book to bill results in certain periods within the two year time frame may be significantly above or below this goal.

Revenues

Our ability to complete installations on a timely basis directly influences revenue performance and in 2010 we made significant progress on this front, increasing our backlog conversion rate on system installations to 79% versus 64% in 2009.  This improvement, together with higher backlog resulted in revenues increasing by 62% to $71.8 million.  For 2011, we are expecting another solid year of revenue performance, with continuing strong system backlog conversion at rates higher than in 2010.

Gross Profit

In 2010 gross profit as a percentage of sales was 43.3%.  Over the course of our Company’s life, we have delivered strong improvement in gross profit reflecting the shift from market penetration-based pricing to value-based pricing.  We employed this approach for our first product, IMRISneuro and as we have rolled out IMRISNV and IMRIScardio, a similar but less aggressive initial pricing approach has translated into slightly lower margins as we build market recognition and demand for the products. As installations of the early IMRISNV and IMRIScardio systems continue in 2011, gross profit as a percentage of sales is expected to be slightly lower than in 2010, however longer term margins for the business are anticipated to increase into the mid 40% range as the markets evolve.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Operating Expenses

We are continuing to build our business to deliver a strong growth profile for the long term and have invested increased operating expenses in order to add capacity and capability to support that growth.  Over time, operating expenses as a percentage of revenues have declined and were 44% of revenues in 2010.  In support of our 2011 priorities, we expect operating expenses as a percentage of sales to increase marginally over 2010 levels, but with significantly higher year over year expenses for research and development which is expected to increase from 8% of revenues in 2010, to 11% to 12% of revenues in 2011.  Research and development spending will primarily be focused on the development of our MR guided radiation therapy and MR guided surgical robotics products.  Limited increases are expected in other operational areas and amortization expense will increase modestly.

Balance Sheet

We have significant balance sheet strength to fund our operations and planned projects throughout the year.  In 2010 we completed an equity financing that resulted in net proceeds of $50.9 million, contributing to cash and receivables at December 31, 2010 totaling $76.2 million.  This together with ongoing cash flows from customer payments provides us with significant capacity as we execute on our strategies and 2011 corporate priorities in support of the development and growth of our business.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital.  The Company has financed its cash requirements primarily through issuances of securities and advanced customer deposits from new orders.

We had cash or cash equivalents of $60.4 million as at December 31, 2010, an increase of $34.5 million from December 31, 2009.  The increase from December 31, 2009 primarily resulted from an issuance of share capital of $51.3 million, operating income (excluding non-cash related items) of $4.0 million offset by an increase in working capital of $18.1 million, capital spending and acquisition costs of $1.8 million and foreign exchange translation adjustment on cash of $0.9 million.

The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows
(Thousands of CDN dollars)
(Unaudited)

	Year ended
	December 31
	2010	2009	Change

Cash flows:
Used in Operating Activities	$(14,174)	$(7,214)	$(6,960)
From Financing Activities	51,328	19,327	32,001
Used in Investing Activities	(1,776)	(3,908)	2,132
Foreign exchange translation adjustment on cash	(912)	(821)	(91)
Net increase	34,466	7,384	27,082

Cash and cash equivalents, opening	25,981	18,597
Cash and cash equivalents, closing	$60,447	$25,981	$34,466

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Operating Activities

The cash used in operating activities for the year ended December 31, 2010 was $14.2 million.  The cash used in operating activities was comprised of the operating income (excluding non-cash related items) of approximately $4.0 million offset by an $18.2 million increase in working capital.  This increase in working capital is made up of an increase in receivables ($2.1 million), an increase in unbilled receivables ($1.9 million), an increase in inventory ($2.2 million), and a decrease in customer deposits ($14.2 million) offset by a decrease in accounts payables and accruals ($2.0 million) and a decrease in prepaid expenses ($0.2 million).

Financing Activities

Financing activities for the year ended December 31, 2010 was $51.3 million.  The cash generated in financing activities for the year was as a result of our public offering in November 2010 and employee share options being exercised.

Investing Activities

The cash used in investing activities for the current year was approximately $1.8 million.  The Company purchased capital assets and intangibles totaling $1.9 million and incurred $0.2 million in acquisition costs associated with the purchase of NASL.  This was offset by $0.3 million in restricted cash received.

Capital expenditures for 2011 are expected to be in the range of $2.0 million to $3.0 million for research and development equipment and equipment to support our increased staff levels.

Liquidity and Capital Resources Summary

Our cash and cash equivalents as at December 31, 2010 totaled $60.4 million.  This cash position and our expectation that we will generate positive cash flow from operations including the customer deposits on future orders, is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	February 28, 2011	December 31, 2009

Common shares	unlimited	$147,466,669 (44,494,470 common shares)	$85,337,047 (31,082,377 common shares)
Preferred shares	unlimited	Nil	Nil

Contributed surplus		$2,799,909	$1,946,100

As at February 28, 2011 a total of 3,760,698 stock options were outstanding under the Company’s stock option plan.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and "EBITDA".  We define backlog as the unrecognized portion of the revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our systems which is typically one year in length.  In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results.  Backlog does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as the earning before financing interest income (expense), foreign exchange gain (loss), income taxes, and amortization.  We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance.  EBITDA does not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and it is not necessarily comparable to similarly titled measures used by other companies.

A reconciliation to the most comparable GAAP measure for EBITDA is as follows:

(Thousands of CDN dollars)	Year ended
	December 31, 2010	December 31, 2009
Loss and comprehensive loss	$(1,446)	$(9,165)
Foreign exchange loss	814	2,025
Interest expense (income)	(93)	27
Amortization	3,536	2,162
EBITDA	$2,811	$(4,951)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the Canadian dollar.

Our cash balance at December 31, 2010 was $53.0 million.  Of this total $52.2 was denominated in US dollars and $0.6 million in Euros.

Our short-term investments at December 31, 2010 were $7.5 million and were invested in an interest bearing savings account.  Of this total, $Nil was denominated in US dollars.

Our accounts receivable at December 31, 2010 were $15.8 million, of which $14.1 million is considered current (less than 60 days old).  Accounts receivable include $7.9 million that are denominated in US dollars and €2.0 million denominated in Euros.

RELATED PARTY TRANSACTION

The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc.  The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during 2010 was $144,480 (2009 - $740,940) and $153,720 was charged to share issuance costs (2009 – $Nil).

As at December 31, 2010 and December 31, 2009, the balance payable to this related party was $Nil.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical.  Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our system sales on a percentage-of-completion basis as the system is installed.  The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project.  In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete.  Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as customer deposits until the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables.  Accordingly, the reported amounts shown on the balance sheet under customer deposits or unbilled receivables may be over or understated.

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company.  The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants.  We have adopted the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook, “Stock Based Compensation and Other Stock Based Payments”.  Options granted to employees are valued at the grant date using the Black-Scholes option pricing model which requires management to make assumptions as to volatility, exercise date and option life.  The value of the options is expensed over the vesting period of the options, generally a period of four years.  Options granted to non-employees are valued at the grant date using the Black-Scholes option pricing model.  The options are expensed at the time the goods are received or services performed, or over the vesting period.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

FUTURE ACCOUNTING STANDARDS

Transition to US GAAP vs. International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011.  However, National Instrument 52-107 allows foreign issuers defined by the Securities and Exchange Commission (SEC), such as IMRIS, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP issued by the United States Financial Accounting Standards Board (FASB).

IMRIS has carefully considered the implications of conversion to IFRS compared to US GAAP and has determined that it is in the best interests of the company and the readers of our financial information to begin to provide reporting under US GAAP, rather than IFRS compliant financial statements.  As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

IMRIS currently provides a reconciliation of the difference between US and Canadian GAAP in note 22 of its quarterly financial statements.  The only significant differences relates to the accounting for stock based compensation and deferred development costs.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers.  The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014.  Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Change in Functional and Reporting Currency

Effective January 1, 2011 (‘‘conversion date’’), we are adopting the U.S. dollar (‘‘USD’’) as our functional and reporting currency.  This change is a result of the continuing shift in the proportion of our revenue, expenses, assets and liabilities denominated in USD.  Prior to the conversion date, IMRIS operations were measured and expressed in Canadian dollars (‘‘CAD’’).

Evidence for USD as the Functional Currency

The following are some of the key reasons to support this change in our functional currency.

•	Revenue: In fiscal 2010 approximately 63% of our sales were invoiced in USD.

•	Cost of Sales: In fiscal 2010 approximately 56% of the cost of inventory, including parts costs, overhead and labour and freight was incurred in USD.

•
Expenses: In fiscal 2010 approximately 75% of expenses were paid in CAD; 25% were paid other currencies including, EUR and USD.  As at December 31, 2010 approximately 85% of IMRIS’s staff is located in Canada.

•
Equity Financing: In November 2010, IMRIS commenced trading on the NASDAQ Global Market. After deducting commissions and listing expenses, the Company realized net proceeds of $50.9 million (CAD) from that offering; all of the proceeds were received in USD.

•	Cash: As at December 31, 2010 IMRIS had approximately US $51.8 million in USD cash and $0.9 million CDN in other cash denominated in other currencies.

•	Trade receivables: As at December 31, 2010, approximately 49.6% of the trade receivables balance was denominated in USD.

•	Accounts Payable: As at December 31, 2010 the company held accounts payable balances of approximately US $3.6 million USD and approximately $1.4 million CND in other currencies.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

DISCLOSURE AND INTERNAL CONTROLS

Disclosure controls and procedures are those controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed under securities legislation in annual filings, interim filings or other reports is recorded, processed, summarized and reported within the time periods specified by the legislation.  They include, without limitation, controls and procedures designed to ensure the information required to be disclosed in these reports is accumulated and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Executive Vice President and Chief Financial Officer (CFO) to allow timely decisions regarding required disclosure.

The system of disclosure controls and procedures is designed to provide reasonable assurance, not absolute assurance, that all control issues and instances of fraud will be detected.  The CEO and CFO are responsible for establishing and maintaining IMRIS’s disclosure controls and procedures.  An evaluation of the design and operation of the Company’s disclosure controls and procedures as of the date of this report was conducted under the supervision of the CEO and CFO.  The evaluation concluded that the controls and procedures were effective in providing such reasonable assurance.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements according to Canadian GAAP.  An evaluation of the design and effectiveness of IMRIS’s internal controls was conducted under the supervision of the CEO and CFO.  The evaluation concluded that there were no significant weaknesses in the design or effectiveness of IMRIS’s internal controls over financial reporting.

No material changes have been made to the Company’s internal controls during 2010.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties.  Risks relating to our business include: our long sales cycle, high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of IMRIScardio and IMRISNV; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters.  If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially.  We have discussed several of the more significant risks and uncertainties which may affect the business below, however for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2010 Annual Information Form available at www.sedar.com.

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the IMRIS systems, among other factors, may contribute to substantial fluctuations in our quarterly operating results.  Because of the high unit price of IMRIS systems and the fact that we have installed only 32 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter.  If we lose a single customer order or if customers defer installation of an IMRIS system for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period.  Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.  We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters.  Our ability to attract new customers will depend on a variety of factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales, support, training and service.  In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.  The loss or delay of individual orders or failure to add new customers could have a significant impact on future revenues and operating results.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects.  We have a large accumulated deficit and we may not achieve profitability.  We have incurred substantial losses since inception and despite achieving profitability in the current quarter; we may incur additional operating losses in the near term.  If the time required to generate significant revenues and achieve profitability on an annualized basis is longer than anticipated, we may not be able to continue our operations without additional capital.  Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving surgical imaging market.  If we cannot successfully address these risks, our business and financial condition would suffer.

Lack of Product Diversity

Currently, our commercially available products are the IMRISneuro, IMRIScardio and IMRISNV systems.  Although we expect sales of our new IMRIScardio and IMRISNV systems to increase with market acceptance of these systems, we currently generate substantially all of our revenue from sales of the IMRISneuro system and multiyear service plans for the IMRISneuro system.  If we are unable to sustain or grow sales of the IMRISneuro system or grow sales of IMRIScardio and IMRISNV, we may not generate sufficient revenue to support our business.  Accordingly, we are currently dependent on our ability to market and sell the IMRISneuro system.  Any factor materially and/or adversely affecting our ability to market and sell the IMRISneuro system or pricing and demand for the IMRISneuro system may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

As a global provider of integrated imaging solutions, most of our sales are denominated in currencies other than the Canadian dollar.  We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars.  To date, we have not used forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative instrument for trading, hedging or speculative purposes.  As such, we are exposed to fluctuations in the exchange rate between certain foreign currencies, including US dollars, Euros and Australian dollars, versus the Canadian dollar as a result of the translation into Canadian dollars of our balance sheet and income statement items denominated in those foreign currencies.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions.  For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product.  This procedure can take a number of years and involves the expenditure of substantial resources.  Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue.  There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all.  Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner and angiography systems for our IMRIS systems.  Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months' advance written notice of termination by either party.  The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens.  If for any reason we could not obtain MR scanners and angiography systems from Siemens, there is no certainty that we could find another vendor willing to supply this equipment for the IMRIS systems and a change would require a redesign of the IMRIS systems, which could take a year or more to implement.  We are dependant on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens' services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011

We purchase certain other components of our system from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights.  For the majority of our system components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our system and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required.  It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations.  Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies.  Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy.  Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.  MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for neurosurgical MR imaging is highly competitive, with a number of companies providing competing surgical MRI systems.  Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their MRI systems.  These competitors or other companies may at any time develop new or improved surgical imaging solutions.  Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies.  If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

ADDITIONAL INFORMATION

Additional information about IMRIS can be found on the SEDAR website at www.sedar.com.

IMRIS Inc.
Management’s Discussion and Analysis – February 2011